UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated July 17, 2008.

Exhibit 99.1

GOLAR LNG AND BLUEWATER OFFSHORE ANNOUNCE OFFSHORE FSRU PROJECT BID COOPERATION AND VESSEL PURCHASE

Golar LNG ("Golar") is pleased to announce that it has agreed to partner with Bluewater Energy Services B.V ("Bluewater") for the purposes of bidding for an offshore LNG FSRU opportunity with South Africa's national oil company, PetroSA. Golar and Bluewater will be equal partners in a joint venture formed specifically for this opportunity. Additionally, and in conjunction with this bid, Golar and Bluewater have agreed to acquire the 1977 built Moss type 126,000 m3 LNG Carrier, Hoegh Gandria. The vessel is intended to be used as the converted offshore FSRU.

The Bluewater group of companies has built a technological lead specializing in lease and operation of tanker-based Production and Storage (FPSO/FSO) systems, and has become a leading provider of advanced Single Point Mooring (SPM) systems. Bluewater operates worldwide with offices in The Netherlands, United Kingdom, United States, South Africa, Nigeria, Angola, Malaysia, Russia and China. Bluewater are providing their propriety LNG tandem loading system which forms an important part of the offer to PetroSA.

Golar LNG is a leading independent owner and operator of LNG ships, providing both traditional LNG transportation services and more recently LNG mid-stream solutions including LNG floating storage and regasification units (FSRU). Golar Management UK Ltd CEO, Gary Smith commented that "the acquisition of the Gandria in partnership with Bluewater and joint bidding for the technically challenging opportunity in South Africa demonstrates Golar's firm commitment to continue growing its mid stream business, its ability to partner with leading industry participants in order to deliver the best available technical solutions and its commitment to enhance shareholder value by being a first mover in this expanding area of business."

Golar LNG Limited
Hamilton, Bermuda.
July 14, 2008.

Questions:
Gary Smith
Graham Robjohns
Golar Management (UK) Ltd
+44 (0) 207 517 8600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: July 17, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer